UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41970

Lotus Technology Inc.

(Translation of registrant’s name into English)

No. 800 Century Avenue

Pudong District, Shanghai, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Change of Board Directors

Mr. Alexious Kuen Long Lee has tendered his resignation from the board of directors of the Company, effective June 30, 2025.

The board of directors of the Company has appointed Jim Rowan as a director effective June 30, 2025.

Jim Rowan has over three decades of global experience in auto, consumer and technology sectors, delivering strong growth and profitability through transformation strategies and customer engagement. He served as CEO and President of Volvo Cars from 2022 to 2025, and was a board member at Polestar and Lynk&Co. Before joining Volvo Cars, Jim served as CEO of Dyson, where he was also a board member from 2012 to 2020. Prior to Dyson, he was COO of BlackBerry. Jim also served as a board member for Henkel GmbH, and sat on the industrial advisory board of Nanyang Technology University.

Jim holds an MSc in Business with Supply Chain Management and Logistics from Northumbria University, UK. He was awarded an Honorary Doctorate of Engineering from Glasgow Caledonian University, and an Honorary Doctorate of Science from Norhumbria University.

This current report on Form 6-K is incorporated by reference into the post-effective amendment No. 3 to the registration statement on Form F-1 on Form F-3 (File No. 333-279108) and the post-effective amendment No. 2 to the registration statement on Form F-1 on Form F-3 (File No. 333-282217) and shall be a part of such registration statements from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lotus Technology Inc.

By	:	/s/ Daxue Wang
Name	:	Daxue Wang
Title	:	Chief Financial Officer

Date: June 30, 2025